UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☑Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Xfone, Inc.
Full Name of Registrant

Former Name if Applicable

5307 W Loop 289
Address of Principal Executive Office (Street and Number)

Lubbock, Texas 79414
 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Even though Xfone, Inc.’s (the “Company’s”) EDGAR filer began transmitting the Company’s Form 10-K to the SEC prior to 5:30pm, the Form 10-K was received by the SEC at 5:32pm due to the document’s large size.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification
Arthur S. Marcus, Esq., Gersten Savage LLP	(212)	752-9700
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state thereasons why a reasonable estimate of the results cannot be made.

Results of operation in 2008 reflect the positive effect of the Company’s acquisition of NTS Communications, Inc. ("NTS") during 2008. Revenues for the year ended December 31, 2008 increased 102% to $90,338,980 from $44,723,934 for the same period in 2007. The increase of $45,615,046 in consolidated revenues is attributed to $50,425,928 increase in the Company’s revenues in the United States (including revenues contributed by NTS, the Company’s wholly-owned subsidiary as of February 26, 2008, and which was consolidated for the first time in the first quarter of 2008) and a $1,058,842 increase in Israel which is partially offset by a $5,869,724 decrease in revenues in the United Kingdom. Net income for the year ended December 31, 2008 was $2,047,237 compared with a net loss of $1,283,892 for the same period in 2007.  This is primarily due to the consolidation of NTS for the first time in the first quarter of 2008 and the revaluation of the New Israeli Shekel to the U.S dollar.

Xfone, Inc. (Name of Registrant as Specified in Charter)

Date: March 31, 2009	By:	/s/ Guy Nissenson
Guy Nissenson
President, Chief Executive Officer and Director

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.